

News Release
B2Gold Announces Voting Results from its 2020 Annual General and Special Meeting

Vancouver, Canada, June 15, 2020 – B2Gold Corp. (TSX: BTO) (NYSE AMERICAN: BTG) (NSX: B2G) ("B2Gold" or the "Company") is pleased to announce the voting results from its Annual General and Special Meeting of Shareholders (the "Meeting") held on Friday, June 12, 2020. A total of 850,836,777 common shares were voted at the Meeting, representing 81.81% of the votes attached to all outstanding common shares.

Shareholders voted overwhelmingly in favour of all items of business before the Meeting. The nine director nominees listed in B2Gold's Management Information Circular (the "Circular") dated May 5, 2020, were elected as directors of B2Gold to hold office for the ensuing year or until their successors are elected or appointed. Detailed results of the vote are set out below:

Name	Total Votes For		Total Votes Withheld		Outcome of Vote
Clive Johnson	795,205,121	99.21%	6,333,869	0.79%	Approved
Robert Cross	655,532,577	81.78%	146,006,413	18.22%	Approved
Robert Gayton	659,726,522	82.31%	141,812,468	17.69%	Approved
Jerry Korpan	659,747,299	82.31%	141,791,691	17.69%	Approved
Bongani Mtshisi	692,509,529	86.40%	109,029,461	13.60%	Approved
Kevin Bullock	692,440,447	86.39%	109,098,543	13.61%	Approved
George Johnson	692,354,507	86.38%	109,184,483	13.62%	Approved
Robin Weisman	791,740,357	98.78%	9,798,633	1.22%	Approved
Liane Kelly	794,144,197	99.08%	7,394,793	0.92%	Approved

The resolutions to set the number of directors of the Company at nine and to appoint PricewaterhouseCoopers LLP as auditor of the Company were approved with 99.77% and 99.89%, respectively, of votes cast in favour. The resolution to amend B2Gold restricted share unit plan as set out in the Circular was approved with 94.98% of votes cast in favour. The resolution on B2Gold's approach to executive compensation ("say on pay") as described in the Circular was approved with 98.35% of votes cast in favour.

A report on all items of business voted on at the Meeting has been filed on SEDAR at www.sedar.com.

Webcast/Dial-in Playback Details

A playback of the Meeting will be available until June 26, 2020, on B2Gold's events page by clicking here for the webcast or by dialing +1 416-849-0833 (local – Toronto) or +1 855-859-2056 (toll free – North America) (passcode 7987089).

About B2Gold Corp.

B2Gold is a low-cost international senior gold producer headquartered in Vancouver, Canada. Founded in 2007, today, B2Gold has operating gold mines in Mali, Namibia and the Philippines, and numerous exploration and development projects in various countries including Mali and Colombia.

ON BEHALF OF B2GOLD CORP.
"**Clive T. Johnson**"
President & Chief Executive Officer

For more information on B2Gold, please visit the Company website at www.b2gold.com or contact:

Ian MacLean   Katie Bromley
Vice President, Investor Relations   Manager, Investor Relations & Public Relations
+1 604-681-8371   +1 604-681-8371
imaclean@b2gold.com   kbromley@b2gold.com